SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

LOOKSMART, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

543442503

(CUSIP Number)

Michael Onghai
122 West 26th Street, 5th Floor
New York, New York 10001
            (646) 709-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 543442503
1. Names of Reporting Persons. Snowy August Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 938,312
9. Sole Dispositive Power 0
10. Shared Dispositive Power 938,312
11. Aggregate Amount Beneficially Owned by Each Reporting Person 938,312
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.4%
14. Type of Reporting Person (See Instructions) OO/IA

Page 2 of 8 Pages

CUSIP No. 543442503
1. Names of Reporting Persons. Michael Onghai
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF/OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 938,312
9. Sole Dispositive Power 0
10. Shared Dispositive Power 938,312
11. Aggregate Amount Beneficially Owned by Each Reporting Person 938,312
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.4%
14. Type of Reporting Person (See Instructions) IN/HC

Page 3 of 8 Pages

This Amendment No. 1 is jointly filed by and on behalf of Snowy August Management LLC and Michael Onghai (each, a "Reporting Person") and reflects changes to the information in the Schedule 13D relating to the subject class of securities filed April 5, 2011 by the Reporting Persons with the Commission (the "Initial Schedule 13D Filing" or "Schedule 13D" and, as amended, this "Schedule 13D").  Each capitalized and other term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided hereby, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"This statement is jointly filed by and on behalf of Snowy August Management LLC and Michael Onghai.

Snowy August Management acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts.  The principal business of Snowy August Management is serving as an investment adviser or manager to other persons and accounts.

Mr. Onghai is the manager of Snowy August Management and may be deemed to control, and beneficially own securities owned or held by, Snowy August Management.  The present principal occupation of Mr. Onghai is serving as the manager of Snowy August Management.

The address of the principal office or business address, as applicable, of each Reporting Person is 122 West 26th Street, 5th Floor, New York, New York 10001.

The citizenship or place of organization, as applicable, of each Reporting Person is stated in Item 6 on such Reporting Person's cover page hereto.

No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  No Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such Reporting Person was a party during the last five years.

Each Reporting Person may be deemed (by reason of a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other Reporting Person.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement."

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"The securities covered by this statement were acquired by purchase pursuant to open market and private transactions using funds in the amount of approximately $1,450,906.80 of or from the source(s) stated in Item 6 on the cover page(s) hereto, including working capital or other funds of persons or accounts advised or managed by Snow August Management and personal funds of Mr. Onghai."

Page 4 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"The securities covered by this statement were acquired for investment purposes.  Each Reporting Person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The Reporting Persons have engaged in discussions with each other, the issuer, security holders of the issuer and other persons with respect to various matters, including the subject class of securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, policies, plans and prospects and related and other matters.

Each Reporting Person plans and proposes to review and analyze such Reporting Person's interest in the issuer on a continuing basis and continue to engage in such discussions, as such Reporting Person deems necessary or appropriate in connection with such Reporting Person's interest in the issuer.  Depending upon the factors described below and any other factor that is or becomes relevant, each Reporting Person plans and proposes to: (a) acquire additional amounts of the subject class of securities, different equity, debt or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, "Issuer-Related Securities") or a combination or combinations of the Issuer-Related Securities, including by purchase or any other method, pursuant to open market or private transactions or otherwise or using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, consideration, transactions and sources; (b) dispose of all or part of the securities covered by this statement and/or any other Issuer-Related Securities, including by sale or any other method or pursuant to open market or private transactions or otherwise or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging or similar transactions involving Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors and security holders of the issuer and other persons related to the issuer from time to time with respect to various matters, including Issuer-Related Securities, the issuer, the issuer's industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to or could result in a change or changes to the issuer's business, condition, operations, structure, governance, management, capitalization, policies, plans and prospects and similar and other actions and changes; (g) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (f) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.  Each such plan or proposal (and potential, alternative plan or proposal, if any) may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of any applicable Issuer-Related Securities, (ii) the issuer's financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors.

Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice.  Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Persons with respect to the issuer and/or the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and/or from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer's board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein.  There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Page 5 of 8 Pages

Except as otherwise described herein, no Reporting Person currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  However, each Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D."

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"(a)    The aggregate number and percentage of the subject class of securities beneficially owned by each Reporting Person is stated (and those securities for which such Reporting Person has a right to acquire, if any, are identified) in Items 11 and 13 on such Reporting Person's cover page hereto or otherwise herein.

(b)    Number of securities for or as to which each Reporting Person has:

(i)    Sole power to vote or to direct the vote:

See Item 7 on such Reporting Person's cover page hereto.

(ii)    Shared power to vote or to direct the vote:

See Item 8 on such Reporting Person's cover page hereto.

(iii)    Sole power to dispose or to direct the disposition of:

See Item 9 on such Reporting Person's cover page hereto.

(iv)    Shared power to dispose or to direct the disposition of:

See Item 10 on such Reporting Person's cover page hereto.

(c)    Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each Reporting Person are described in Exhibit 99.1 hereto.  Except as described in Exhibit 99.1 hereto or otherwise herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.  The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein.  The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

(d)    Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)    Not Applicable"

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each exhibit described below is filed as an exhibit hereto as follows:

Exhibit No.	Description
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snowy August Management LLC

By:	/s/ Michael Onghai
Name: Michael Onghai
Title: Manager
Date: April 17, 2012

Michael Onghai

By:	/s/ Michael Onghai
Name: Michael Onghai
Date: April 17, 2012

 Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.

Page 8 of 8 Pages